--------------------------------------------------------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------


                                    FORM 11-K

                                    ---------



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                       For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______________ to ____________


                        Commission file number: 001-31256


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     CLARK/BARDES, INC. 401k SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   CLARK, INC.
                          THE CLARK CONSULTING BUILDING
                          102 SOUTH WYNSTONE PARK DRIVE
                        NORTH BARRINGTON, ILLINOIS 60010




                              REQUIRED INFORMATION

            The Clark/Bardes, Inc. 401k Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

                     CLARK/BARDES, INC. 401k SAVINGS PLAN



                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                    3

       FINANCIAL STATEMENTS

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                     4

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
         BENEFITS                                                            5

         NOTES TO FINANCIAL STATEMENTS                                     6 - 9

       SUPPLEMENTAL INFORMATION

       SCHEDULE OF ASSETS (HELD AT END OF YEAR)                             10

       SIGNATURE PAGE                                                       11

       EXHIBIT 23.01 - CONSENT OF INDEPENDENT CERTIFIED PUBLIC
                       ACCOUNTANTS                                          12

       EXHIBIT 99.1 - CERTIFICATION OF PLAN ADMINISTRATOR PURSUANT
                      TO SECTION 906 OF SARBANES-OXLEY ACT OF 2002          13

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
--------------------------------------------------



Plan Administrator
Clark/Bardes, Inc. 401k Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Clark/Bardes, Inc. 401k Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clark/Bardes, Inc. 401k Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lane Gorman Trubitt, L.L.P.

Dallas, Texas
June 10, 2003

                      Clark/Bardes, Inc. 401k Savings Plan
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                  December 31,



                                              2002               2001
                                              ----               ----

   ASSETS
     Investments at fair value:
        Mutual funds                         $    25,233,889    $    22,028,187
        Investment in Clark, Inc.                    368,686            250,639
        Self-directed brokerage accounts             108,437                  -
        Interest-bearing cash                      1,812,102            809,481
        Participant loans                            346,354            414,083
                                             ---------------    ---------------


           Total assets                           27,869,468         23,502,390
                                             ---------------    ---------------



   LIABILITIES                                             -                  -
                                             ---------------    ---------------

   NET ASSETS AVAILABLE FOR BENEFITS         $    27,869,468    $    23,502,390
                                             ===============    ===============

   The accompanying notes are an integral part of these statements.

                      Clark/Bardes, Inc. 401k Savings Plan
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            Years ended December 31,



                                           2002                  2001
                                           ----                  ----

ADDITIONS
  Interest and dividend income               $     445,398        $     271,422
  Participant contributions                      4,944,530            2,572,356
  Rollover contributions                         2,738,522            1,115,029
  Employer contributions                         1,873,956            1,013,057
  Transfers in                                           -            4,758,429
                                             -------------        -------------


        Total additions                         10,002,406            9,730,293
                                             -------------        -------------

DEDUCTIONS
  Net depreciation in fair value
   of investments                                4,546,053              737,467
  Benefit payments to participants               1,054,276            1,328,790
  Administrative expenses                           34,999                8,280
                                             -------------        -------------


        Total deductions                         5,635,328            2,074,537
                                             -------------        -------------


Net increase                                     4,367,078            7,655,756

Net assets available for benefits at:

  Beginning of year                             23,502,390           15,846,634
                                             -------------        -------------

  End of year                                $  27,869,468        $  23,502,390
                                             =============        =============

The accompanying notes are an integral part of these statements.

                     Clark/Bardes, Inc. 401k Savings Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

         Method of Accounting
         --------------------

         The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Certain administrative expenses of the Plan are paid by the Plan. The remaining administrative expenses are paid by the Company.

         Use of Estimates
         ----------------

         In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investments
         -----------

         The Plan's investments are carried at fair value. If available, quoted market prices are used to value investments. If not available, an estimated fair value is used. Participant loans are valued at cost, which approximates fair value. Changes in market value are reflected in operations. Purchases and sales of investments are recorded on the trade-date basis. Net appreciation and depreciation in the fair value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains or losses on investments held at year end. The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in Clark, Inc. f/k/a Clark/Bardes, Inc. common stock.

1.       DESCRIPTION OF PLAN

         The following description of the Clark/Bardes, Inc. 401k Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General
         -------

         The Plan is a defined contribution plan covering substantially all employees of Clark, Inc. f/k/a Clark/Bardes, Inc. and participating employers (the "Company"). Each covered employee must have completed six months of service with the Company and attained age twenty-one or older. The Plan is a 401k plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was adopted to enable eligible employees to defer compensation and share in employer contributions and to save and invest funds for retirement. The Plan meets the statutory provisions required by the Tax Reform Act of 1986.

         Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan. Effective September 1, 2001, the Compensation Resource Group Inc. 401k Plan, the Phynque Inc. 1993 Profit Sharing and Incentive Savings Plan, the Rich, Florin/Solutions 401k Profit Sharing Plan & Trust and the Pearl Meyer & Partners, Inc. 401k Plan merged into the Plan.

         Plan Administration
         -------------------

         The Plan is administered by a group of trustees appointed by the Board of Directors of the Company. The duties of the trustees are to oversee the operations of the Plan and to provide for prudent investment of Plan assets. Accordingly, the trustees have been granted discretionary authority concerning investment and management activities.

                     Clark/Bardes, Inc. 401k Savings Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


1.       DESCRIPTION OF PLAN (Continued)

         Contributions
         -------------

         Participants may elect to defer a portion of their total compensation into the Plan subject to a maximum contribution as required under
         Section 402(g) of the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified benefit plans.

         The Company makes a non-discretionary matching contribution proportionate to the participants' elective contributions, up to three percent (3%) of their compensation. The Company may make additional contributions to the Plan each year at the sole discretion of the Company, within the limits of Internal Revenue Service Regulations.

         Withdrawals
         -----------

         A participant has the right to receive all or any portion of their vested Employer and Employee Contribution Accounts after they attain normal retirement age, upon termination of service, or upon qualifying for early retirement. Normal retirement age is fifty-nine and one-half (59 1/2) and early retirement age is fifty-five (55). In-service distributions prior to age 59 1/2 are subject to meeting strict hardship guidelines established by the Internal Revenue Service.

         Participant Accounts
         --------------------

         Each participant's account is credited with the Participant's contribution and an allocation of (a) the Company's contribution, if any, and (b) Plan earnings and losses. Forfeitures of terminated Participants' nonvested accounts supplement Company contributions.

         Allocations are based on Participant earnings or account balances, as defined. The participant determines both the amount to be invested and the allocation of the investment to one or more of the investment funds. The benefit to which a Participant is entitled is limited to the amount of the Participant's vested account balance.

         Participants are immediately vested in their elective contributions and the earnings received on those contributions. Vesting in the remainder of their accounts and the earnings thereon is based upon years of service with the Company. After completing 3 years of service, participants will be one hundred percent (100%) vested. Full and immediate vesting will also occur upon attainment of normal retirement age, early retirement age if still employed at that date, death or disability. Participants who leave the Company before they are fully vested in the Company's contributions forfeit their nonvested portion.

         Investment Options
         ------------------

         Upon enrollment in the Plan, a participant may direct the contributions made to the Plan, for or on behalf of the participant, to any one or more of the investment funds determined at the discretion of the Plan committee and in such multiples as the Plan committee prescribes. A participant may at any time change his or her investment direction with respect to future contributions or redirect the investment of his or her account balances. All investments are participant directed.

         Termination of the Plan
         -----------------------

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the Code. In the event of Plan termination, Participants will become 100% vested in their accounts.

         Payments of Benefits
         --------------------

         On termination of service, a Participant receives a lump-sum payment, installments, an annuity, or a direct rollover equal to the value of the vested portion of the Participant's accounts, unless the Participant elects to remain in the Plan. Benefits paid to participants are recorded by the Plan when paid.

                     Clark/Bardes, Inc. 401k Savings Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


1.       DESCRIPTION OF PLAN (Continued)

         Custodian
         ---------

         On September 1, 2001, the Plan was amended to convert to a Fidelity Basic Plan document and the net assets of the Plan were transferred to Fidelity Management Trust Company, the new custodian of the Plan.

         Income Tax Status
         -----------------

         The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

         The Plan has been amended since receiving its determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2002. Therefore, no provision for income taxes is included in the Plan's financial statements.

         Participant Loans
         -----------------

         The Plan allows for Participants to borrow from his or her account under the Plan. These borrowings must be for an amount not less than $1,000 and not greater than the lesser of 50% of the Participant's vested account balance or $50,000. Any loan must be repaid within 5 years unless otherwise approved and will bear a reasonable rate of interest.

2.       INVESTMENTS

         The following investments represent 5% or more of the Plan's net assets available for benefits:

                                                                                              December 31,
                                                                                  -------------------------------------
                                                                                        2002                2001
                                                                                  -----------------  ------------------

       Morgan Stanley Institutional Small Company Growth Portfolio - Class B      $       1,754,089  $        2,313,574
       Fidelity Blue Chip Growth Fund                                                     2,493,207           2,652,399
       Fidelity Low-Priced Stock Fund                                                     2,339,864           1,263,023
       Fidelity Equity Income Fund II                                                     2,937,796           2,979,795
       Fidelity Investment Trust Diversified International Fund                           2,616,475           2,522,249
       Fidelity Freedom 2030 Fund                                                         1,540,233           1,405,763
       Spartan U.S. Equity Index Fund                                                     3,378,412           3,802,610
       Fidelity U.S. Bond Index Fund                                                      2,402,601                   -
       Fidelity Retirement Money Market                                                   1,812,102                   -
       Fidelity Freedom 2040 Fund                                                                 -           1,182,129

       The Plan's investments (including realized and unrealized gains and losses) appreciated (depreciated) in value as follows:

                                                                                        Year ended December 31,
                                                                                  -------------------------------------
                                                                                        2002                 2001
                                                                                  -----------------  ------------------

       Pooled separate funds                                                      $               -  $       (1,203,567)
       Clark, Inc. common stock                                                             (67,160)            (17,000)
       Self-directed brokerage accounts                                                      (5,716)                  -
       Mutual funds                                                                      (4,473,177)            483,100
                                                                                  -----------------  ------------------
                                                                                  $      (4,546,053) $         (737,467)
                                                                                  =================  ==================

3.       PARTICIPANT LOANS

         Participant loans are due at various dates through March 13, 2030. Payments range from $9 to $845 bi-weekly and include interest ranging from 6% to 10.5%. The notes are collateralized by the participants' vested interest in the Plan.

4.       REPORTABLE TRANSACTIONS

         During the years ended December 31, 2002 and 2001, there were no loans in default or uncollectible, or non-exempt transactions with parties-in-interest that would require supplemental presentation under United States Department of Labor regulations.

5.       INVESTMENT CONTRACTS WITH INSURANCE COMPANY

         General Accounts Funds
         ----------------------

         In 1998, the Plan entered into an investment contract with Great-West Life & Annuity Insurance Company ("Great-West"). Great-West maintained certain contributions in a general account. The account was credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Great-West. The average crediting interest rate and average yield for the guaranteed fund fluctuated with the activities of the underlying contracts. In September 2001, all general account funds were liquidated and transferred to a new custodian.

         Pooled Separate Funds
         ---------------------

         In 1998, the Plan entered into an investment contract with Great-West. Great-West maintained certain contributions in a pooled separate account. Assets of this contract were invested in shares of the specific mutual funds elected in the contract application. The account was credited with earning on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Great-West. In September 2001, all pooled separate funds were liquidated and transferred to a new custodian.

         Asset Management Charges
         ------------------------

         An asset management charge is deducted from the assets on a daily basis. These charges are netted against investment income in the accompanying financial statements.

6.       RELATED PARTIES

         Certain Plan investments are shares of funds managed by Fidelity Investments, an entity affiliated with the trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

         The Plan permits investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

         Substantially all of the policies underlying the programs marketed by the Company are underwritten by 14 life insurance companies, which includes Great-West.

                            SUPPLEMENTAL INFORMATION

                      Clark/Bardes, Inc. 401k Savings Plan
                               SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                December 31, 2002




     Identity of Issuer                       Description of Investment                           Current Value
     ------------------                       -------------------------                           -------------

                            Mutual Funds

Morgan Stanley Funds          Morgan Stanley Institutional Small Company Growth
                               Portfolio - Class B                                                  1,754,089
Domini Social Investments     Domini Institutional Trust Social Equity Fund                           212,716
Janus Funds                   Janus Advisor Series Capital Appreciation Fund                          922,100
Janus Funds                   Janus Advisor Series Balanced Fund                                      842,144
Fidelity Investments *        Fidelity Select Health Care Portfolio                                   343,449
Fidelity Investments *        Fidelity Select Technology Portfolio                                    185,558
Fidelity Investments *        Fidelity Select Utilities Portfolio                                     118,191
Fidelity Investments *        Fidelity Select Financial Services Portfolio                            320,166
Fidelity Investments *        Fidelity Blue Chip Growth Fund                                        2,493,207
Fidelity Investments *        Fidelity Low-Priced Stock Fund                                        2,339,864
Fidelity Investments *        Fidelity Equity Income Fund II                                        2,937,796
Fidelity Investments *        Fidelity Investment Trust Diversified International Fund              2,616,475
Fidelity Investments *        Fidelity Freedom Income Fund                                            108,175
Fidelity Investments *        Fidelity Freedom 2000 Fund                                              131,135
Fidelity Investments *        Fidelity Freedom 2010 Fund                                              752,099
Fidelity Investments *        Fidelity Freedom 2020 Fund                                              558,652
Fidelity Investments *        Fidelity Freedom 2030 Fund                                            1,540,233
Fidelity Investments *        Fidelity Select Natural Resources Portfolio                              93,711
Fidelity Investments *        Fidelity Select Cyclical Industries Portfolio                            37,904
Fidelity Investments *        Fidelity Select Consumer Industry Fund                                   54,555
Fidelity Investments *        Spartan U.S. Equity Index Fund                                        3,378,412
Fidelity Investments *        Fidelity U.S. Bond Index Fund                                         2,402,601
Fidelity Investments *        Fidelity Freedom 2040 Fund                                            1,090,657

                            Self-Directed Brokerage Accounts

Fidelity Investments *        BrokerageLink                                                           108,437


Clark, Inc. *               Employer Common Stock                                                     368,686

                            Interest Bearing Cash

Fidelity Investments *        Fidelity Retirement Money Market Fund                                 1,812,102

Participant Loans *         Interest rates ranging from 6.00% to 10.50%                               346,354
                                                                                                  -----------

                                                                                                  $27,869,468
                                                                                                  ===========

*  party-in-interest

                                    SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       CLARK/BARDES, INC. 401k SAVINGS PLAN

Dated:  June 25, 2003                  By: Clark, Inc.
                                       Plan Administrator

                                       /s/ Chris Mitchell
                                       -----------------------------------------
                                       Chris Mitchell
                                       Plan Administrator